FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Material Event

Authorization of

Board Director

Buenos Aires, August 21, 2025

Messrs.

Securities and Exchange Commission

RE: Relevant Event. BCRA authorizes new Director.

Dear Sirs:

I hereby inform you in my capacity as Head of Relations with the Market of Banco BBVA Argentina S.A. our entity has been notified of Resolution No. 232 of the Central Bank of the Argentine Republic dated August 21, 2025, whereby no observations were made for Mr. Juan Christian Kindt to perform as Director of the Bank.

Sincerely.

Eduardo González Correas

Head of Relations with the Market

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: August 21, 2025	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer